UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Happiness Biotech Group Limited

(Name of Issuer)

Ordinary Shares, $0.0005 Par Value

(Title of Class of Securities)

G4289N114

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4289N114

1.	Names of Reporting Persons. Hong Kong Kazi International Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,728,300
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,728,300
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.91% (1)
12.	Type of Reporting Person FI

(1)	Percentage is calculated based on the Company’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 25, 2019, which discloses that the total number of outstanding ordinary shares prior to the completion of the offering contemplated by such prospectus was 25,000,000.

CUSIP No. G4289N114

1.	Names of Reporting Persons. Chunlan Bian
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,728,300
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,728,300
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.91% (1)
12.	Type of Reporting Person IN

(1)	Percentage is calculated based on the Company’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 25, 2019, which discloses that the total number of outstanding ordinary shares prior to the completion of the offering contemplated by such prospectus was 25,000,000. The Reporting Person is the 100% owner of Hong Kong Kazi International Group Co., Ltd., which holds 3,728,300 Ordinary Shares of Happiness Biotech Group Limited.

CUSIP No. G4289N114

ITEM 1.

(a)	Name of Issuer:

Happiness Biotech Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

This Schedule is filed by Hong Kong Kazi International Group Co., Ltd., a limited liability company organized under the law of Hong Kong, and Chunlan Bian, the 100% owner of Hong Kong Kazi International Group Co., Ltd. The foregoing are collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or if None, Residence:

The address of the business office of Hong Kong Kazi International Group Co., Ltd. is Office No. 12 on 19 Floor, Ho King Commercial Centre, No. 2-16 FA Yuen Street, Mongkok, Kowloon, HK.

The address of the business office of Chunlan Bian is No. 264, 817 Middle Road, Taijiang District, Fu Zhou, China.

(c)	Citizenship:

(1) Hong Kong Kazi International Group Co., Ltd. is a Hong Kong company; (2) Chunlan Bian is a PRC citizen

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number: G4289N114

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed the beneficial owner of 3,728,300 Shares.

(b)	Percent of class:

Each of the Reporting Persons may be deemed the beneficial owner of 14.91% of ordinary shares outstanding (1)

(c)	Number of shares as to which such person has:

Hong Kong Kazi International Group Co., Ltd. and Mr. Bian:

(i)	Sole power to vote or to direct the vote: 3,728,300

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,728,300

(iv)	Shared power to dispose or to direct the disposition of: 0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

(1)	Percentage is calculated based on the Company’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 25, 2019, which discloses that the total number of outstanding ordinary shares prior to the completion of the offering contemplated by such prospectus was 25,000,000.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

Hong Kong Kazi International Group Co., Ltd.

/s/ Chunlan Bian
Name: Chunlan Bian Title: Sole Director

/s/ Chunlan Bian
Name: Chunlan Bian

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	8

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2020

Hong Kong Kazi International Group Co., Ltd., a Hong Kong company

By:	/s/ Chunlan Bian
Chunlan Bian
Sole Director

By:	/s/ Chunlan Bian
Chunlan Bian